                                                  REGISTRATION NO. 33-__________
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1998
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                 ---------------------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                 ---------------------------------------------

                               LINKON CORPORATION

             (Exact name of registrant as specified in its charter)

          Nevada                                                13-3469932
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

                               140 Sherman Street
                         Fairfield, Connecticut  06430
                                 (203) 319-3175
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       __________________________________

                               Thomas V. Cerabona
                           Vice President-Operations
                                      and
                            Chief Financial Officer
                               Linkon Corporation
                               140 Sherman Street
                         Fairfield, Connecticut  06430
                                 (203) 319-3100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       __________________________________

                                   Copies to:
                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                        One Landmark Square, Suite 1400
                          Stamford, Connecticut  06901
                      __________________________________

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
                      __________________________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]
                       __________________________________

                        CALCULATION OF REGISTRATION FEE


=====================================================================================================================
TITLE OF EACH CLASS                AMOUNT TO     PROPOSED MAXIMUM      PROPOSED MAXIMUM
OF SECURITIES                          BE         OFFERING PRICE     AGGREGATE OFFERING
TO BE REGISTERED                  REGISTERED       PER SHARE(1)           PRICE(1)         AMOUNT OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001    3,400,000.00      $2.125           $7,225,000            $2,131.37
=====================================================================================================================

(1) Estimated solely for purposes of calculating the amount of the registration fee, based on the average of the bid and asked prices per share of Common Stock of the Registrant reported on the National Quotation Bureau "pink sheets" on May 11, 1998.

                  ____________________________________________

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS
----------
                                3,400,000 SHARES

                               LINKON CORPORATION

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

     The 3,400,000 shares of common stock, par value $0.001 per share (the "Common Stock") offered hereby (the"Offering"), including 1,000,000 shares that are issuable upon the exercise of warrants held by a certain stockholder, are being sold by certain stockholders of Linkon Corporation, a Nevada corporation (the "Company"), with principal executive offices located at 140 Sherman Street, Fairfield, Connecticut 06430, telephone number (203) 319-3100. See "Selling Stockholders." No underwriter has been retained with respect to this offering. The Company will not receive any of the proceeds from the Offering. The Company would, however, receive the $1.50 per share exercise price payable upon issuance of the 1,000,000 shares of Common Stock eligible for sale hereunder which underlie warrants.

     The Common Stock is not listed on either any national securities exchange or the NASDAQ Stock Market. The Common Stock is listed on the National Quotation Bureau "pink sheets" under the symbol "LKON."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" COMMENCING ON P. 2, INFRA.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
           OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


==============================================================================
                      Price to           Underwriting        Proceeds to
                     Public(1)             Discount    Selling Stockholders(2)
------------------------------------------------------------------------------
Per Share             $2.125                 N/A               $2.125
Total                 $7,225,000             N/A               $7,225,000
==============================================================================

(1) Estimated based on the bid and asked prices per share of Common Stock of Linkon Corporation reported on the National Quotation Bureau "pink sheets" on May 11, 1998.

(2) Expenses payable by the Company are estimated to be $34,000 (approximately $0.01 per share).





                      ------------------------------------
                  The date of this Prospectus is June __, 1998.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the prospective purchaser of the Common Stock offered hereby should carefully consider the following factors:

ABSENCE OF PROFITABLE OPERATING HISTORY

     The Company was created by the merger of Linkon Corporation, a privately-held New York corporation, and Deals are Good, Inc., a publicly-held Nevada corporation, in 1990 and, to date, the Company's sales revenues have not been sufficient to cover its operating costs. The Company has not made a profit since its creation in 1990, and has accumulated a net loss through the fiscal year ended January 31, 1998 of approximately $9.8 million. The Company's operations have been financed principally by a series of equity sales, and there can be no assurance that the Company will be able to obtain such financing in the future or that the Company will become profitable and able to finance its operations through operating revenues.

DEVELOPING MARKET AND TECHNOLOGICAL CHANGE

     The market for the Company's products is relatively new and still developing, and is subject to rapid and material technological change. The future financial performance of the Company will depend in part on the development and continuing growth of this market. There can be no assurances that any of the Company's products will gain sufficient market acceptance for the Company to become profitable. Current or new competitors may introduce new products that could adversely affect the Company's competitive position. The Company believes that, to remain competitive, it must continue to improve its products and develop and successfully market new products. There can be no assurance that the Company will be able to do so. The success of new products depends on a variety of factors, including understanding market needs and being able to develop products that solve such needs. There can be no assurances that the Company will be able to identify new product opportunities successfully and develop and bring to market such new products or that the Company will be able to respond effectively to technological changes or new products developed by competitors.

WORKING CAPITAL POSITION

     As of January 31, 1998, the Company had a working capital deficit (current assets minus current liabilities) of approximately $815,000. While the Company's sale of equity securities and refinancing of borrowed money indebtedness consummated during the first quarter of fiscal 1999 has given the Company positive working capital on a pro forma basis as of January 31, 1998 of
                                      --- -----
approximately $1.2 million (see "Recent Developments" below), the Company's prior working capital deficiencies have, at times, rendered the Company unable to pay certain obligations. Therefore, while the Company's liquidity has recently been significantly improved from its position in the last few years, the Company's ability to continue its operations is dependent upon its ability to generate positive cash flow from operations and/or raise additional funds. There can be no assurance that the Company will be able to raise any additional funds, either at an acceptable cost or at all, or generate cash flow from operations. Furthermore, any funds raised through the issuance of equity will dilute the Company's outstanding equity. In addition, the Company has $300,000 of borrowed money indebtedness coming due in the fiscal year ending
January 31, 1999 and another $1.1 million of borrowed money indebtedness coming due in the fiscal year ending January 31, 2001.

EFFECT OF COMPETITION

     The markets in which the Company competes are extremely competitive. Competitors to the Company's various product lines include, among others:

     For the Maestro/TM/ Systems products, Dialogic Corporation, Rhetorex, a division of the Octel Division of Lucent, Brooktrout Technology, Inc. and Natural Microsystems, Inc.

     For the Escape/TM/ Platform products, Conversant, a division of Lucent Technologies, Brite Voice, Intervoice, Periphonics, and Syntellect manufacture IVR systems.

     For the LinkNet/TM/ System products, Dialogic Corporation, Natural Microsystems, Analogic Corporation and Brooktrout Technology, Inc. have introduced competing IP telephony hardware/software components. For LinkNet/TM/ Gateway (server) products, Netspeak, Vocaltec, Inter-Tel, Vienna Systems and other companies, as well as several proprietary products companies, have built competing IP Telephony gateway products that utilize components from one or more of the companies listed above.

     In addition, the Company believes that competition could further intensify in the Company's field as the technology becomes more commercially utilized. Many of these companies, and other potential competitors, have considerably greater financial and marketing resources than the Company, and have (or have the ability to acquire) considerable technical resources.

INTELLECTUAL PROPERTY RISKS

     The Company's success will depend in part on its ability to obtain and maintain patent, trademark and copyright protection for its products, to preserve its trade secrets and to operate without infringing on the proprietary rights of third parties. While the Company has obtained a registration for its TERAVOX(R) trademark from the U.S. Patent and Trademark Office and intends to seek source code copyright protection on its future operating systems and utilities, the Company has not to date obtained any patents or registered any copyrights for any of its products, nor has it historically expended material effort in utilizing legal procedures to protect its technology. Although the Company has never been party to a law suit involving its technology, disputes over intellectual property rights can result in significant and expensive litigation. Any assertions of intellectual property claims could require the Company to cease the manufacture and sale of infringing products, to incur significant litigation costs and to develop non-infringing technology or acquire licenses to the alleged infringed technology. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop non-infringing technology. In addition, there can be no assurance that any of the Company's products and processes will not be copied, challenged, invalidated or circumvented or that any trade secret protections that the Company may have will provide competitive advantages to the Company. Furthermore, the laws of certain countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

RISKS OF INTERNATIONAL SALES

     The Company has sold and intends to sell its products in markets throughout the world. A number of risks are inherent in international transactions. International sales may be limited or disrupted by the imposition of governmental controls, regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulty in satisfying customers in distant locations. In addition, fluctuations in rates of exchange between the U.S. Dollar and non-Dollar currencies may have a material adverse effect on the Company's sales.

YEAR 2000 ISSUE

     The "Year 2000 Issue" results from computer programs being written using two digits, instead of four, to define a given year. Programs running time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in disruptions to various activities and operations, miscalculations and even system failures.

     The Company has designed all of its currently manufactured software and hardware to be Year 2000 ready. The Company has commenced an investigation and is making written inquiry to its suppliers as to whether the component parts of certain of its products that are supplied by such third parties are Year 2000 compliant. With respect to the Company's own operating systems, the Company is taking steps to remediate any existing Year 2000 Issues and does not expect the costs of such efforts to be material.

     Based upon preliminary data, the Company does not believe that the Year 2000 Issue will have a material adverse impact on the Company's financial condition, results of operation or future cash flows. If, however, the

Company, its suppliers and other third parties with whom the Company maintains business relations are unable to resolve any arising Year 2000 problems in a timely manner, risk to the Company's financial condition could result.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends, in large part, upon a small number of key managerial, engineering and technical personnel, and the loss of certain key personnel could have an adverse effect on the Company's business. The Company does not maintain key personnel life insurance on any of its officers or employees.

DIVIDENDS NOT LIKELY

     For the foreseeable future, it is anticipated that earnings (if any) will be used to finance the operations of the Company and that dividends will not be paid. The Company's loan agreement with the RG Fund (as defined below), its principal lender, prohibits the payment of dividends.

SIGNIFICANT STOCKHOLDERS

     As of May __, 1998, the Company's Directors and Executive Officers beneficially owned in the aggregate approximately __% of the Company's common stock. In addition, ___ institutional investors beneficially owned _____ of the Company's common stock, respectively. (Because of the Securities and Exchange Commission's rules on calculating beneficial ownership percentages, the percentage of the Company's common stock beneficially owned by all of such parties combined would be somewhat less than if the aforesaid percentages were merely added together (approximately ____%)). This concentration of common stock in the hands of a small number of individuals and entities means that there may be limited opportunities for other stockholders to influence the business and affairs of the Company by the exercise of voting rights. Furthermore, the aforesaid concentration in shares may cause extreme fluctuations in the trading volume of the Company's stock in a given period, which in turn may cause the Company's common stock to suffer market price fluctuations without regard to the Company's operating results.

POSSIBLE EFFECT OF ADDITIONAL PREFERRED STOCK ISSUANCES

     The Certificate of Incorporation of the Company authorizes the issuance of up to 1,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock"). The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences of each such series. Currently, no preferred stock is outstanding. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares having voting rights, and by the creation of special class or series voting rights. In addition, if the Board authorized the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased. Also, additional Preferred Stock could have preferences with respect to dividend and liquidation rights. The Company has no present plans to issue Preferred Stock.

NO CUMULATIVE VOTING

     The Company's Certificate of Incorporation does not provide for cumulative voting. Therefore, holders of less than a majority of the Company's outstanding Common Stock have no right to elect any of the Company's directors.

LIQUIDITY OF STOCK

     The Company's Common Stock is currently trading on the National Quotations Bureau Bulletin Board in the "over-the-counter" market. Thus, only bid and asked prices between dealers (rather than sales prices) are currently available with respect to the Common Stock. The fact that the Company is trading on the National Quotations Bureau Bulletin Board rather than on the National Association of Securities Dealers Automated Quotations System ("NASDAQ") or an exchange could have the effect of significantly reducing news coverage of the Company and might cause the market price of the Common Stock to be lower than it otherwise would. Although the Company intends to apply for listing on NASDAQ as soon as possible, it currently would not qualify to be so listed. Thus, holders of the Common Stock might not realize the extent of liquidity that they might were the stock listed on NASDAQ or a national securities exchange.

BROKER-DEALER SALES OF COMPANY'S COMMON STOCK

     The Company's Common Stock is covered by a rule under the Exchange Act that imposes additional requirements on broker-dealers who sell such "penny stock" to, or effect the purchase of such "penny stock" by, any person in a transaction in which the purchaser is not an established customer, that does not meet the requirements of Rule 505 or Rule 506 under the Securities Act, that does not fall within Section 4(2) under the Securities Act or that is not exempt under Rule 15g-1 of the Exchange Act. For transactions covered by the rule, prior to the transaction the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of the broker-dealers to sell the Company's securities and also may affect the ability of a purchaser in this offering to sell its shares in the secondary market.

DILUTION

     As of May 11, 1998, there were outstanding warrants to purchase __________________ shares of Common Stock of the Company at exercise prices ranging from $_____ per share to $_____ per share and options to purchase _________ shares at exercise prices of from $_____ per share to $_____ per share. In the event of a substantial increase in the market value of the Company's Common Stock, it is likely that many or all of those warrants and options would be exercised. Since the exercise prices would be likely to be less than the market value of the Common Stock, the market value of each share of Common Stock would be reduced by any such exercise, and holders of Common Stock would to that extent suffer a dilution of the value of their Common Stock.

CONCENTRATION OF CUSTOMERS

     To date, the bulk of the Company's revenues have been concentrated in a very small number of customers. The Company's two largest customers in fiscal 1998, AT&T and Cat Technologies accounted for approximately 67% and 9% of sales, respectively. The loss of any one such customer would have a material adverse effect on the Company's results of operations.


                              RECENT DEVELOPMENTS

     Since the close of the Company's fiscal year ended January 31, 1998, the Company entered into a number of transactions material to an understanding of the Company and its prospects. First, the Company entered into a factoring agreement with Imperial Bank to replace a prior factoring arrangement that the Company had with Boston

Financial and Equity Corporation. Second, the Company entered into a series of transactions, including both debt and equity financings, with Roberts & Green Inc. ("R&G"), RG Capital Fund, LLC ("RG Fund" and, collectively with R&G, the "R&G Group") and certain other parties, and used a portion of the proceeds of such transactions to repay the Company's indebtedness to the Company's prior senior lender, IBJS Capital Corporation ("IBJS"). These transactions are discussed in turn.

FACTORING ARRANGEMENT

     On March 19, 1998 the Company entered into an Agreement for Purchase of Receivables (the "Imperial Factoring Agreement") with Imperial Bank ("Imperial") pursuant to which the Company may sell to Imperial accounts receivable and other general intangibles ("Purchased Receivables") that are from time to time identified by the Company and accepted by Imperial. Upon acceptable by Imperial, Imperial is obligated to pay the Company 85% of the face value of the Purchased Receivables (subject to adjustment), retaining the remaining 15% of the face value of the Purchased Receivable as a reserve until after the Purchased Receivables are paid by the Company's customers (i.e., the account debtors). The Company is obligated to pay Imperial (i) a factor fee at a rate of 1.75% per month on the face amount of each unpaid invoice relating to Purchased Receivables and (ii) an administrative fee at a rate of 0.5% of the face amount of each invoice for a Purchased Receivable. Imperial's purchase from the Company of Purchased Receivables is with full recourse against the Company. The Company's obligations under the Imperial Factoring Agreement are secured primarily by its accounts receivable and other general intangibles and the proceeds thereof. The term of the Imperial Factoring Agreement is one year and it will automatically be renewed from year to year thereafter unless terminated by the parties in accordance with its terms.

     On March 26, 1998, the Company executed an addendum to the Imperial Factoring Agreement that enables the Company to offer to sell to Imperial and Imperial to elect to buy from the Company the Company's right to payment under purchase orders given to the Company by its customers. The advance rate with respect to purchased Company purchase orders is 20% (as opposed to the 85% advance rate applicable to accounts receivable). The total amount of financing that can be provided to the Company with respect to the sale of purchase orders is capped at the lesser of $400,000 or the outstanding reserve amount plus $200,000.

     After entering into the Imperial Factoring Agreement the Company terminated its factoring arrangement with Boston Financial and Equity Corporation (the "Boston Financial Factoring Arrangement"). The Company believes that the Imperial Factoring Agreement represents an improvement from the Boston Financial Factoring Arrangement. Imperial only reserves 15% of the purchase price of Purchased Receivables as opposed to the 20% reserve required under the Boston Financial Factoring Arrangement. The Company's borrowing power on the date of sale of the Purchased Receivables is further enhanced under the Imperial Factoring Agreement through the payment of the monthly factoring fee on unpaid invoices relating to Purchased Receivables as compared to the 2% discounted sale structure (i.e., a fee of 2% of the dollar amount of Purchased Receivables was taken by Boston Financial upon the purchase of the Purchased Receivables) used in the Boston Financial Factoring Arrangement. In addition, the Company's ability under the addendum to the Imperial Factoring Agreement to obtain financing in advance of shipment based upon customer purchase orders (as opposed to accounts receivable) provides the Company with a new source of financing not previously available under the Boston Financial Factoring Arrangement.

R&G GROUP TRANSACTIONS

     On April 6, 1998, the Company consummated an equity and debt financing transaction with the RG Fund. The equity financing piece of the financing involved the sale, pursuant to a subscription agreement, to the RG Fund and ten investors designated by the RG Fund (said ten investors, collectively with the R&G Group, constituting the "R&G Investors") of an aggregate of 2,400,000 shares of the Company's common stock for an aggregate consideration of $1,800,000. Funding of the sale to the investors designated by the RG Fund took place on April 14, 1998. The aforesaid subscription agreement provides, among other things, that the Company must permit a designee of the RG Fund to be an unpaid advisor to the Board of Directors of the Company. The RG Fund's designee has none of the voting rights conferred upon directors of the Company, but does have the right to receive notice of and to attend meetings of the Board of Directors of the Company and committees thereof.

     The subscription agreement also contains covenants by the RG Fund in favor of the Company relating to the voting of shares, additional purchases of common stock, and resales of shares. The RG Fund is obligated, as long as the Company is not in default under the RG Note (as defined below) or certain other agreements with the RG Fund, to vote all shares of Common Stock purchased by it in accordance with the recommendations of the Board of Directors of the Company. The RG Fund is also prohibited from purchasing additional shares of the Company's Common Stock on the open market or from any person or entity other than the Company without the Company's prior written consent. The voting agreement and restrictions on purchase remain in effect until such time as the RG Fund and its affiliates own less than 5% of the Company's outstanding common stock. In addition, for a period of two years the RG Fund is prohibited from selling or otherwise transferring or disposing of its shares, except in amounts that would otherwise be permitted under Rule 144 of the Securities Act without giving effect to the holding period requirements thereof unless such sale, transfer or disposition is pursuant to an underwritten public offering of such shares.

     The debt portion of the RG Financing consists of a loan to the Company by the RG Fund in the principal amount of $1,100,000. The loan is evidenced by a promissory note issued by the Company to the RG Fund in like principal amount bearing interest at an annual rate of 8% (the "RG Note"). The RG Note is unsecured and is payable in full in one lump sum payment on April 6, 2000. As long as the RG Note remains unpaid, the Company is prohibited, unless it obtains the prior written consent of the RG Fund, from, among other things, (i) issuing securities in reliance on Regulation S of the Securities Act, (ii) issuing securities at a price that is less than 75% of the public trading price of the Company's Common Stock, (iii) incurring indebtedness for borrowed money other than in connection with factoring agreements, financed purchases or leases of equipment (not to exceed $500,000) or existing indebtedness of the Company, (iv) guarantying obligations of its affiliates, (v) declaring dividends or redeeming capital stock, or (vi) selling assets outside of the ordinary course of business. The proceeds of the loan were used by the Company to pay off all amounts owed by the Company to IBJS, for a cash payment of $1,092,833.40 (which was approximately $150,000 less than the amount then due on the Debenture).

     In addition to the aforesaid debt and equity financings, the Company also entered into an investment banking and financial advisory services relationship with R&G, pursuant to which the Company appointed R&G as its exclusive financial advisor and agreed to (i) pay R&G a monthly advisory fee equal to $5,000 for a period of eighteen months and (ii) issue to R&G warrants to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $1.50, such warrant terminating in eighteen months from the date of issuance.

     The 2,400,000 shares of Common Stock issued to the RG Fund and the investors designated by it and the 1,000,000 shares of Common Stock underlying the warrants granted to R&G are entitled to the benefit of certain registration rights which, among other things, require the Company to file a registration statement with respect to such shares under the Securities Act on or before May 15, 1998, and to cause said registration statement to become effective as promptly thereafter as practicable.

     The following unaudited pro forma consolidated balance sheet is presented to illustrate the effect of the debt and equity financings entered into with RG Fund, and the concurrent pay-out of IBJS, as if such transactions had occurred on January 31, 1998. While the Company's actual balance sheet as at January 31, 1998 has been audited, there can be no assurances that the audit of these transactions that will be conducted in connection with the fiscal 1999 year-end audit of the Company will not produce adjustments different from those set forth herein.

     The accompanying unaudited pro forma consolidated balance sheet should be read in conjunction with the notes thereto appearing immediately thereafter.
The pro forma consolidated balance sheet is presented for informational purposes only, and is not necessarily indicative of what the Company's balance sheet actually was as of any date.

                        PRO FORMA FINANCIAL INFORMATION

                               LINKON CORPORATION
                     PRO FORMA CONSOLIDATED BALANCE SHEETS
                                JANUARY 31, 1996

                              Actual     Adjustment  Pro Forma
                              ------     ----------  ---------

[to be supplied]



NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

[to be supplied]

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the offer and sale of the Common Stock being offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the provisions of any contract, agreement or other document referred to in the Registration Statement are summaries of the material terms of such contracts, agreements and other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements, the Registration Statement and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Although the Company currently does not intend to send copies of such material to its stockholders, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission, at (http://www.sec.gov).

                           INCORPORATION BY REFERENCE

     The Company's Annual Report on Form 10-KSB, for the fiscal year ended January 31, 1998, as previously filed with the Commission, including the financial statements therein, is hereby incorporated by reference into this Prospectus.

     All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 1998 and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person (including any beneficial owner) to whom this Prospectus is delivered, upon his written or oral request, a copy of any or all of the information that has been incorporated by reference in this Prospectus but not delivered with this Prospectus. Written or telephone requests should be directed to the Company, 140 Sherman Street, Fairfield, Connecticut 06804 (telephone 203/319-3100), Attention: Thomas V. Cerabona

     This Prospectus is accompanied by a copy of the Company's Form 10-KSB filed with the Commission for the fiscal year of the Company ended January 31, 1998, and by a copy of the Company's Proxy Statement used for the solicitation of stockholders for the annual meeting of stockholders to be held on July 15, 1998. In lieu of the foregoing, this Prospectus shall be accompanied by a copy of the Company's Form 10-KSB, together with any amendments thereto, filed with the Commission for each subsequent fiscal year of the Company during the duration of this Offering and by a copy of the Company's Proxy Statement used for the solicitation of stockholders for each subsequent annual meeting of stockholders held during the duration of this Offering.

     The Company shall deliver without charge to each person to whom this Prospectus is delivered a copy of the Company's latest Form 10-QSB filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the Form 10-KSB as described above. The Company shall also provide without charge a copy of each Form 8-K, if any, filed with the Commission since the end of the latest fiscal year of the Company for which certified financial statements were included in the latest Form 10-KSB filed with the Commission.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the Offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. However, the Company would receive the exercise prices payable upon issuance of the 1,000,000 shares of Common Stock eligible for sale hereunder which underlie warrants issued to R&G. If all of these warrants are exercised at their current exercise price, the Company will receive $1,500,000 in proceeds from the exercise thereof. The Company would use the proceeds from exercise of these warrants for general working capital purposes. The principal reason for the Offering is to satisfy certain contractual obligations to R&G and its affiliates. See "Selling Stockholders."


                 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses of this offering, all of which are to be paid by the Registrant. All amounts are estimated except for the Securities and Exchange Commission registration fee.

SEC registration fee............   $ 2,131.37
Accountants' fees and expenses..     3,000.00*
Attorneys' fees and expenses....    22,400.00*
Printing expenses...............     3,000.00*
Miscellaneous  .................     3,468.63*
                                   ----------
     Total......................   $34,000.00*
                                   ==========

----------
*Estimated amount.


                                 ------------

                              SELLING STOCKHOLDERS

     An aggregate of up to 3,400,000 shares of Common Stock may be offered by the R&G Investors (referred to from time to time as the "Selling Stockholders"). Because the Selling Stockholders may offer from time to time some or all of the Shares that they hold (including Shares issuable upon exercise of the R&G Warrants), no estimate can be given as to the amount of Shares that will be offered for sale by the Selling Stockholders hereunder at any particular time. The following table sets forth certain information with respect to each Selling Stockholder for which the Company is registering Shares for resale to the public. The Company will not receive any of the proceeds from the sale of such Shares. However, the Company would receive an aggregate of $1,500,000 in proceeds from the exercise of the 1,000,000 R&G Warrants. Other than as set forth below, there are no material relationships between the Selling Stockholders and the Company, nor have any such material relationships existed within the past three years, and the Selling Stockholders do not hold any other securities of the Company.

                                                                         Maximum Number
                                                                         of Shares of
                        Number of Shares of        Maximum Number        Common Stock          Percentage
                           Common Stock           of Shares To Be         Owned After       Ownership After
                          Owned Prior to        Offered by Selling       Completion of the   Completion Of the
Selling Stockholder          Offering               Stockholder           Offering(1)       Offering(2)(3)
---------------------   ------------------      ------------------       -----------------  ------------------
R&G Capital Fund,        1,680,000                  1,680,000                      0                 *
 LLC
Roberts & Green,         1,000,000(4)               1,000,000(4)                   0                 *
 Inc.
Stephen Cohen              150,000                    150,000                      0                 *
Robert Cerasia             150,000                    150,000                      0                 *
Stephen Allan              150,000                    150,000                      0                 *
Peter J. Moses             100,000                    100,000                      0                 *
Linda Bernstein             50,000                     50,000                      0                 *
Stephen J. Posner           30,000                     30,000                      0                 *
Jason Cohen                 25,000                     25,000                      0                 *
Lisa Cohen                  25,000                     25,000                      0                 *
Michael Neider              25,000                     25,000                      0                 *
Donald Orenstein            15,000                     15,000                      0                 *

----------------
*    Less than 1%

(1) Assumes that all shares of Common Stock the disposition of which is being registered on behalf of such Selling Stockholder are sold pursuant to this Prospectus and represents the shares of Common Stock owned by such Selling Stockholder as of the date of this Prospectus that are not being registered for sale under this Prospectus.

(2) In each case where shares underlying warrants or other securities are included as beneficially owned by a person or entity, the percentage of all shares owned by such person or entity is calculated as if all such securities owned by such person or entity had been exercised or converted prior to such calculation.

(3) As of May 11, 1998, the R&G Group was the beneficial owner of ____% of the Company's Common Stock and the R&G Investors collectively were the beneficial owners of ____% of the Company's Common Stock.

(4)  Includes 1,000,000 Shares underlying the R&G Warrants.

                   -----------------------------------------

     For a complete description of the transaction by which the R&G Investors acquired the Shares, and the contractual rights and obligations of the R&G Investors in respect of the Company and the Shares, see "Recent Developments" above.

     The sale of the Shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     The Selling Stockholders may effect such transactions by selling their securities directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

     The Selling Stockholders, if any, acting in connection with any such sale might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act. Furthermore, sales of the Selling Stockholders' Shares or even the potential of such sales could have an adverse effect on the market price of the Company's Common Stock.


                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 24,900,000 shares of Common Stock, $0.001 par value per share, and 1,000,000 shares of Preferred Stock, $0.001 par value per share.

     The holders of Common Stock are entitled to one vote per share. The Common Stock has non-cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take most other actions submitted to a vote of stockholders, if they so determine. In such event, the holders of the remaining shares will not be able to elect any directors or take such other actions. The holders of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in the Company or other subscription or conversion rights for other securities of the company.

     The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future. Pursuant to the Company's April 6, 1998 promissory note issued to the RG Fund, the Company is prohibited from declaring or paying any dividends, or making a distribution to its stockholders, until the repayment of all amounts due to the RG Fund thereunder.


                              PLAN OF DISTRIBUTION

     The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by each Selling Stockholder that it has not made any arrangements relating to the distribution of the Shares owned by it covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated.

     In offering the Shares covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company has advised each Selling Stockholder that during such time as it may be engaged in a distribution of Shares covered hereby, it is required to comply with Rules 10b-6 and 10b-7 under the Exchange Act as described below and, in connection therewith, that it may not engage in any stabilization activity in connection with the Company's Common Stock, is required to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus and its accompanying documents and reports and that it may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. Each Selling Stockholder has agreed to inform the Company when the distribution of its Shares is completed.

     Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     This offering will terminate on the earlier of the third anniversary of the effective date hereof and the date on which all Shares offered hereby have been sold by the Selling Stockholders.

     In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. The Company intends to use its best efforts to register or qualify the Shares for resale or to seek an exemption from registration or qualification in any state required in order to facilitate, as to a particular sale, the sale of the Shares by the Selling Stockholders.

              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by Section 78.037 of the Nevada General Corporation Law, the Company has included in its Restated Articles of Incorporation a provision which states that a director or officer of the Company shall not be liable to the Company or its stockholders for damages for acts or omissions resulting in a breach of fiduciary duty as a director or officer, except if such acts or omissions involve (a) intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Section 78.300 of the Nevada General Corporation Law.

     As permitted by Section 78.751 of the Nevada General Corporation Law, Article Ninth of the Company's Restated Articles of Incorporation provides for the indemnification by the Company of each director, officer, employee or agent thereof to the fullest extent permitted by Nevada law.

     As permitted by the Nevada General Corporation Law, Article Tenth of the Company's Restated Articles of Incorporation allows the Company to maintain director's and officer's liability for its directors and officers against certain liabilities. The Company has not, to date, obtained such insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Sklar, Warren & Sylvester, Ltd., Las Vegas, Nevada.


                                    EXPERTS

     The consolidated financial statements of Linkon Corporation at January 31, 1998 and 1997 and for the years then ended incorporated by reference in this Prospectus and Registration Statement from the Company's Form 10-KSB for the period ended January 31, 1998, as amended, have been audited by Radin Glass & Co., LLP, independent auditors, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ----------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Risk Factors                                                                  2
Recent Developments                                                           5
Available Information                                                         8
Incorporation by Reference                                                    8
Use of Proceeds                                                              10
Other Expenses of Issuance and Distribution                                  10
Selling Stockholders                                                         10
Description of Securities                                                    12
Plan of Distribution                                                         12
Limitation of Liability and Indemnification
  Matters                                                                    13
Legal Matters                                                                14
Experts                                                                      14

                          ----------------------------


UNTIL               , 1998 [40 DAYS AFTER THE DATE OF THIS PROSPECTUS], ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


================================================================================



                                3,400,000 SHARES


                               LINKON CORPORATION


                          ----------------------------



                    COMMON STOCK, $0.001 PAR VALUE PER SHARE



                          ----------------------------

                                   PROSPECTUS

                                  JUNE __, 1998

                          ----------------------------


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses of this offering, all of which are to be paid by the Registrant. All amounts are estimated except for the Securities and Exchange Commission registration fee.

SEC registration fee............   $ 2,131.37
Accountants' fees and expenses..     3,000.00*
Attorneys' fees and expenses....    22,400.00*
Printing expenses...............     3,000.00*
Miscellaneous  .................     3,468.63*
                                   ----------
     Total......................   $34,000.00*
                                   ==========

----------
*Estimated amount.

                                 -------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 78.037 of the Nevada General Corporation Law, the Company has included in its restated Articles of Incorporation a provision which states that a director or officer of the Company shall not be liable to the Company or its stockholders for damages for acts or omissions resulting in a breach of fiduciary duty as a director or officer, except if such acts or omissions involve (a) intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of dividends in violation of Section 78.300 of the Nevada General Corporation Law.

     As permitted by Section 78.751 of the Nevada General Corporation Law, Article Ninth of the Company's Restated Articles of Incorporation provides for the indemnification by the Company of each director, officer, employee or agent thereof to the fullest extent permitted by Nevada Law.

     As permitted by the Nevada General Corporation Law, Article Tenth of the Company's Restated Articles of Incorporation allows the Company to maintain director's and officer's liability for its directors and officers against certain liabilities. The Company has not, do date, obtained such insurance.


ITEM 16.  EXHIBITS


Exhibit                                                         Sequential
Number              Description of Exhibit                         Page
------              ----------------------                      ----------

5       Opinion of Sklar, Warren & Sylvester, Ltd. as to the legality of the
        securities being registered                (1)

Exhibit                                                         Sequential
Number              Description of Exhibit                         Page
------              ----------------------                      ----------


10.1 Placement Agent Agreement, dated January 14, 1994, between the Company and Sloan Securities Corp., including forms of the Company's Warrant Certificates, issued on January 28, 1994, February 28, 1994 and April 30, 1994 and the October 27, 1994 agreement between said parties amending the same. (Incorporated by reference to Exhibit 4.3 to the Company's Form 10-
      KSB for the fiscal year ended January 31, 1995.)    (2)

10.2 Employment Agreement dated May 1, 1996 between the Company and Mr. Lee W. Hill. (Incorporated by reference to Exhibit 4.4 to the Company's Form 10-
      KSB for the fiscal year ended January 31, 1997.)    (2)

10.3 Employment Agreement dated May 1, 1996 between the Company and Mr. Charles Castelli. (Incorporated by reference to Exhibit 4.5 to the Company's Form 10-KSB for the fiscal year ended January 31, 1997.) (2)

10.4 Employment Agreement dated March 15, 1996 between the Company and Mr. Thomas V. Cerabona (Incorporated by reference to Exhibit 4.6 to the Company's Form 10-KSB for the fiscal year ended January 31, 1997.) (2)

10.5 Employment Agreement, dated May 1, 1996, between the Company and Mr. Mark O'Brien. (Incorporated by reference to Exhibit 4.7 to the Company's Form
      10-KSB for the fiscal year ended January 31, 1997.)   (2)

10.6 Lease Agreement dated March 19, 1991 between the Company and Sherman Street Limited Partnership. (Incorporated by reference to Exhibit 12
      (xiii) to the Company's Registration Statement on Form S-1 (File Number 33-44506) which became effective on August 20, 1992.) (2)

10.7 Contract between the Company and AT&T, dated July 21, 1992, and subsequently assigned by AT&T to Lucent Technologies on February 1, 1996. (Incorporated by reference to Exhibit ___ to the Company's Form 10-KSB for the fiscal year ended January 31, 1998.) (2)

10.8 Subscription Agreement, dated April 6, 1998, between the Company and RG Capital Fund LLC. (Incorporated by reference to Exhibit 10.8 to the Company's Form 10-KSB for the fiscal year ended January 31, 1996.) (2)

10.9 Form of Subscription Agreement, dated April 14, 1998, between the Company and each of the investors party thereto that was designated by RG Capital Fund LLC. (Incorporated by reference to Exhibit 10.9 to the Company's Form 10-KSB for the fiscal year ended January 31, 1998.) (2)

10.10 Warrant Agreement, dated April 6, 1998, between the Company and Roberts & Green, Inc. (Incorporated by reference to Exhibit 10.10 to the Company's Form 10-KSB for the fiscal year ended January 31, 1998.) (2)

10.11 Registration Rights Agreement, dated April 6, 1998, among the Company, RG Capital Fund LLC and Roberts &Green, Inc. (Incorporated by reference to
      Exhibit 10.11 to the Company's Form 10-KSB for the fiscal year ended
      January 31, 1998.)   (2)

10.12 Investment Banking and Financial Advisory Services Agreement, dated April 6, 1998, between the Company and Roberts & Green, Inc. (Incorporated by reference to Exhibit 10.12 to the Company's Form 10-KSB for the fiscal
      year ended January 31, 1998.)   (2)

10.13 Release and Termination Agreement, dated April 6, 1998, between the Company and IBJS Capital Corporation. (Incorporated by reference to
      Exhibit 10.13 to the Company's Form 10-KSB for the fiscal year ended
      January 31, 1998.)   (2)

10.14 Agreement for Purchase of Receivables, dated March 19, 1998, between the Company and Imperial Bank. (Incorporated by reference to Exhibit 10.14 to the Company's Form 10-KSB for the fiscal year ended January 31, 1998.) (2)

10.15 Purchase Order Addendum to Agreement for Purchase of Receivables, dated March 26, 1998, between the Company and Imperial Bank. (Incorporated by reference to Exhibit 10.15 to the Company's Form 10-KSB for the fiscal year ended January 31, 1998.) (2)

Exhibit                                                               Sequential
Number              Description of Exhibit                               Page
------              ----------------------                            ----------

10.16 Authorized Distributor Agreement, dated May 26, 1997, between Trigem Microsystems, Inc. and the Company. (Incorporated by reference to Exhibit
      10.16 to the Company's Form 10-KSB for the fiscal year ended January 31,
      1998.)   (2)

10.17 Commercial Lease, dated June 18, 1997, by and between 140 Sherman Street,
      LLC and the Company.    (Incorporated by reference to Exhibit 10.17 to the
      Company's Form 10-KSB for the fiscal year ended January 31, 1998.)   (2)

10.18 Form of Incentive Stock Option Agreement under the Company's 1996 Stock Option and Performance Incentive Plan. (Incorporated by reference to
      Exhibit 10.18 to the Company's Form 10-KSB for the fiscal year ended
      January 31, 1998.)   (2)

10.19 Form of Non Qualified Stock Option Agreement under the Company's 1996 Stock Option and Performance Incentive Plan. (Incorporated by reference to Exhibit 10.19 to the Company's Form 10-KSB for the fiscal year ended
      January 31, 1998.)   (2)

[11   Statement re: Computation of Per Share Earnings  ( )]

Exhibit                                                               Sequential
Number     Description of Exhibit                                       Page
------    ----------------------                                      ----------


23.1  Consent of Radin Glass & Co.  (1)

23.2  Consent of Sklar, Warren & Sylvester, Ltd.  (3)

24    Power of Attorney (included on signature page)

---------

(1)  To be filed by amendment.

(2)  Incorporated by reference as aforesaid.

(3)  Included in the opinion of Sklar, Warren & Sylvester, Ltd. under Exhibit 5.

                        ________________________________


ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes the following:

     (1) File, during any period in which securities are offered or sold hereunder, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

        (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered and that offering of the securities at that time as the initial bona fide offering of those securities.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused the Registration Statement to be signed on its behalf by the undersigned, in the Town of Fairfield, State of Connecticut on May 15, 1998.

                                    LINKON CORPORATION

                                    By: /s/ Thomas V. Cerabona
                                       ----------------------------------------
                                       Name:  Thomas V. Cerabona
                                       Title: Vice President-Operations and
                                              Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lee W. Hill and Thomas V. Cerabona, or any of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorney's-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                      TITLE                    DATE
     ---------                      -----                    ----

  /s/ Lee W. Hill
-------------------------     President and Director          May 15, 1998
      Lee W. Hill             (Principal Executive Officer)




 /s/ Thomas V. Cerabona
-------------------------     Chief Financial Officer         May 15, 1998
     Thomas V. Cerabona       (Principal Financial
                              Officer)


-------------------------
Joao Manuel Da M.V. Carvalho  Director                        May 15, 1998


 /s/ Charles Castelli
-------------------------     Director                        May 15, 1998
     Charles Castelli


-------------------------     Director                        May 15, 1998
     Patrick J. Kane


 /s/ Daniel Zwiren
-------------------------     Director                        May 15, 1998
     Daniel Zwiren